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                     [Per-Se Technologies, Inc. Letterhead]


                                  July 27, 2005

Via EDGAR and Facsimile (202) 772-9210

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549
Attn:  Barbara C. Jacobs, Assistant Director

  Re:  Per-Se Technologies, Inc.
       Post-Effective Amendment No. 2 to Form S-1 on Form S-3
       File No. 333-119012
       Acknowledgement Letter

Ladies and Gentlemen:

       In connection with the Commission's declaration of the effective date of the above-referenced Post-Effective Amendment pursuant to Section 8(c) of the Securities Act, Per-Se Technologies, Inc. (the "Company), hereby acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Nils H. Okeson of Alston & Bird LLP with any questions or comments at 404-881-7889. Thank you for your assistance with this filing.

                                    Sincerely yours,

                                    PER-SE TECHNOLOGIES, INC.



                                    By:    /s/ Richard A. Flynt
                                        ------------------------------------
                                         Richard A. Flynt
                                         Vice President
                                         and Corporate Controller

cc:    Nils H. Okeson, Alston & Bird LLP